Exhibit 99.1
Baytex Energy Corp.
Condensed Consolidated Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

As at	March 31, 2017	December 31, 2016

ASSETS
Current assets
Cash	$3,051	$2,705
Trade and other receivables	122,213	112,171
Financial derivatives (note 17)	9,529	2,219
	134,793	117,095
Non-current assets
Financial derivatives (note 17)	2,281	—
Exploration and evaluation assets (note 6)	308,438	308,462
Oil and gas properties (note 7)	4,241,605	4,152,169
Other plant and equipment	15,306	16,359
	$4,702,423	$4,594,085

LIABILITIES
Current liabilities
Trade and other payables	$142,091	$112,973
Financial derivatives (note 17)	5,343	28,532
Onerous contracts	7,595	9,504
	155,029	151,009
Non-current liabilities
Bank loan (note 8)	257,156	187,954
Long-term notes (note 9)	1,556,804	1,566,116
Asset retirement obligations (note 10)	395,827	331,517
Deferred income tax liability	361,164	375,695
Financial derivatives (note 17)	—	2,833
	2,725,980	2,615,124

SHAREHOLDERS’ EQUITY
Shareholders' capital (note 11)	4,432,194	4,422,661
Contributed surplus	16,421	21,405
Accumulated other comprehensive income	611,700	629,863
Deficit	(3,083,872)	(3,094,968)
	1,976,443	1,978,961
	$4,702,423	$4,594,085

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Income and Comprehensive Income (Loss)
(thousands of Canadian dollars, except per common share amounts) (unaudited)

	Three Months Ended March 31
	2017	2016

Revenue, net of royalties
Petroleum and natural gas sales	$260,549	$153,598
Royalties	(57,177)	(34,582)
	203,372	119,016

Expenses
Operating	64,130	69,680
Transportation	8,042	6,775
Blending	10,057	2,359
General and administrative	12,583	14,169
Exploration and evaluation (note 6)	1,322	1,463
Depletion and depreciation	122,331	141,671
Share-based compensation (note 12)	4,549	4,440
Financing and interest (note 15)	28,506	29,053
Financial derivatives gain (note 17)	(35,888)	(14,503)
Foreign exchange gain (note 16)	(10,588)	(87,343)
Disposition of oil and gas properties loss	—	22
Other expense	413	187
	205,457	167,973
Net income (loss) before income taxes	(2,085)	(48,957)
Income tax (recovery) expense (note 14)
Current income tax (recovery)	(736)	(1,442)
Deferred income tax (recovery)	(12,445)	(48,122)
	(13,181)	(49,564)
Net income attributable to shareholders	$11,096	$607
Other comprehensive income (loss)
Foreign currency translation adjustment	(18,163)	(158,709)
Comprehensive income (loss)	$(7,067)	$(158,102)

Net income per common share (note 13)
Basic	$0.05	$—
Diluted	$0.05	$—

Weighted average common shares (note 13)
Basic	234,020	210,662
Diluted	236,023	211,606

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total equity
Balance at December 31, 2015	$4,296,831	$22,045	$705,382	$(2,609,784)	$2,414,474
Vesting of share awards	2,125	(2,125)	—	—	—
Share-based compensation	—	4,440	—	—	4,440
Comprehensive income (loss) for the period	—	—	(158,709)	607	(158,102)
Balance at March 31, 2016	$4,298,956	$24,360	$546,673	$(2,609,177)	$2,260,812
Balance at December 31, 2016	$4,422,661	$21,405	$629,863	$(3,094,968)	$1,978,961
Vesting of share awards	9,533	(9,533)	—	—	—
Share-based compensation	—	4,549	—	—	4,549
Comprehensive income (loss) for the period	—	—	(18,163)	11,096	(7,067)
Balance at March 31, 2017	$4,432,194	$16,421	$611,700	$(3,083,872)	$1,976,443

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

	Three Months Ended March 31
	2017	2016

CASH PROVIDED BY (USED IN):
Operating activities
Net income for the period	$11,096	$607
Adjustments for:
Share-based compensation (note 12)	4,549	4,440
Unrealized foreign exchange gain (note 16)	(11,338)	(86,801)
Exploration and evaluation (note 6)	1,322	1,463
Depletion and depreciation	122,331	141,671
Non-cash financing and accretion (note 15)	3,314	2,242
Unrealized financial derivatives (gain) loss (note 17)	(35,614)	30,123
Disposition of oil and gas properties loss	—	22
Deferred income tax recovery	(12,445)	(48,122)
Payments on onerous contracts	(1,846)	—
Change in non-cash working capital	4,790	20,409
Asset retirement obligations settled (note 10)	(5,427)	(1,701)
	80,732	64,353

Financing activities
Increase in bank loan	71,935	50,743
	71,935	50,743

Investing activities
Additions to exploration and evaluation assets (note 6)	(3,785)	(1,065)
Additions to oil and gas properties (note 7)	(92,774)	(80,620)
Divestitures	80	9
Property acquisition (note 4)	(66,084)	—
Dispositions to other plant and equipment, net of additions	(104)	(322)
Change in non-cash working capital	9,539	(31,235)
	(153,128)	(113,233)
Impact of foreign currency translation on cash balances	807	(1,658)
Change in cash	346	205
Cash, beginning of period	2,705	247
Cash, end of period	$3,051	$452

Supplementary information
Interest paid	$19,419	$21,654
Income taxes paid	$486	$5,138

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended March 31, 2017 and 2016
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.	REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

The audited consolidated financial statements of the Company as at and for the year ended December 31, 2016 are available through our filings on SEDAR at www.sedar.com and through the U.S. Securities and Exchange Commission at www.sec.gov.

2.	BASIS OF PRESENTATION
The condensed consolidated interim unaudited financial statements ("consolidated financial statements") have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). These consolidated financial statements do not include all the necessary annual disclosures as prescribed by International Financial Reporting Standards and should be read in conjunction with the annual audited consolidated financial statements as at and for the year ended December 31, 2016. The Company's accounting policies are unchanged compared to December 31, 2016. The use of estimates and judgments is also consistent with the December 31, 2016 consolidated financial statements.

The condensed consolidated interim unaudited financial statements were approved by the Board of Directors of Baytex on May 4, 2017.

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is rounded to the nearest thousand, except per share amounts and when otherwise indicated. Prior period financial statement amounts have been reclassified to conform with current period presentation.

3.	CHANGES IN ACCOUNTING POLICIES
Future Accounting Pronouncements

Revenue from Contracts with Customers

In April 2016, the IASB issued its final amendments to IFRS 15 Revenue from Contracts with Customers, which will replace IAS 11 Construction Contracts and IAS 18 Revenue and the related interpretations on revenue recognition. The new standard moves away from a revenue recognition model based on an earnings process to an approach that is based on transfer of control of a good or service to a customer. The standard also requires extensive new disclosures, as to the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers. IFRS 15 shall be applied retrospectively to each period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 15 will be applied by Baytex on January 1, 2018. The Company is currently in the process of identifying and reviewing its various revenue streams and underlying contracts and assessing the impact on the consolidated financial statements.

Financial Instruments

In July 2014, the IASB issued IFRS 9 Financial Instruments which is intended to replace IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classifications: amortized cost and fair value. Under IFRS 9, where the fair value option is applied to financial liabilities, any change in fair value resulting from an entity’s own credit risk is recorded through other comprehensive income (loss) rather than net income (loss). The new standard also introduces a credit loss model for evaluating impairment of financial assets. In addition, IFRS 9 provides a hedge accounting model that is more in line with risk management activities. The Company currently does not apply hedge accounting to its derivative contracts nor does it intend to apply hedge accounting upon adoption of IFRS 9. The standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 9 will be applied by Baytex on January 1, 2018. The Company is currently evaluating its impact on the consolidated financial statements.

Leases

In January 2016, the IASB issued IFRS 16 Leases which replaces IAS 17 Leases. IFRS 16 introduces a single recognition and measurement model for lessees, which will require recognition of lease assets and lease obligations on the balance sheet. Short-term leases and leases for low value assets are exempt from recognition and may be treated as operating leases and recognized through net income (loss). The standard is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 has been adopted. The standard shall be applied retrospectively to each period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. IFRS 16 will be applied by Baytex on January 1, 2019. The Company is currently evaluating the impact of the standard on the consolidated financial statements.

4.	PROPERTY ACQUISITION
On January 20, 2017, Baytex acquired heavy oil properties in the Peace River area of Alberta for total consideration of $66.1 million. The acquisition provides additional development opportunities and the acquired properties are located immediately adjacent to Baytex's existing Peace River lands. The estimated fair value of the oil and gas properties acquired was determined using internal estimates. The asset retirement obligations were determined using internal estimates of the timing and estimated costs associated with the abandonment, restoration and reclamation of the wells and facilities acquired using a market discount rate of 12%. The property acquisition has been preliminarily accounted for as a business combination under IFRS, as Baytex met the criteria of acquiring inputs and processes to convert those inputs into beneficial outputs. The fair value of the assets acquired and liabilities assumed at the date of acquisition are summarized below:

Consideration for the acquisition:
Cash paid	$66,084
Total consideration	$66,084

Allocation of purchase price:
Oil and gas properties	$89,526
Crude oil inventory(1)	988
Trade and other payables	(5,400)
Asset retirement obligations	(19,030)
Total net assets acquired	$66,084
(1) Crude oil inventory is included as part of trade and other receivables.

For the period from January 20, 2017 to March 31, 2017, the acquired properties contributed revenues, net of royalties, of $10.4 million and operating income (revenues, net of royalties, less operating, transportation and blending expenses) of $2.8 million.

The fair value of identifiable assets acquired and liabilities assumed are preliminary, pending finalization of reserve evaluation.

5.	SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the Company's geographic locations:

•	Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada;

•	U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the U.S.; and

•	Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Three Months Ended March 31	2017	2016	2017	2016	2017	2016	2017	2016

Revenue, net of royalties
Petroleum and natural gas sales	$108,151	$45,148	$152,398	$108,450	$—	$—	$260,549	$153,598
Royalties	(12,633)	(3,835)	(44,544)	(30,747)	—	—	(57,177)	(34,582)
	95,518	41,313	107,854	77,703	—	—	203,372	119,016

Expenses
Operating	43,403	34,645	20,727	35,035	—	—	64,130	69,680
Transportation	8,042	6,775	—	—	—	—	8,042	6,775
Blending	10,057	2,359	—	—	—	—	10,057	2,359
General and administrative	—	—	—	—	12,583	14,169	12,583	14,169
Exploration and evaluation	1,322	1,463	—	—	—	—	1,322	1,463
Depletion and depreciation	49,831	54,785	71,353	86,139	1,147	747	122,331	141,671
Share-based compensation	—	—	—	—	4,549	4,440	4,549	4,440
Financing and interest	—	—	—	—	28,506	29,053	28,506	29,053
Financial derivatives gain	—	—	—	—	(35,888)	(14,503)	(35,888)	(14,503)
Foreign exchange gain	—	—	—	—	(10,588)	(87,343)	(10,588)	(87,343)
Disposition of oil and gas properties loss	—	22	—	—	—	—	—	22
Other expense	—	—	—	—	413	187	413	187
	112,655	100,049	92,080	121,174	722	(53,250)	205,457	167,973
Net income (loss) before income taxes	(17,137)	(58,736)	15,774	(43,471)	(722)	53,250	(2,085)	(48,957)
Income tax (recovery) expense
Current income tax (recovery) expense	—	(1,442)	(736)	—	—	—	(736)	(1,442)
Deferred income tax (recovery) expense	(4,628)	(14,734)	(7,520)	(28,400)	(297)	(4,988)	(12,445)	(48,122)
	(4,628)	(16,176)	(8,256)	(28,400)	(297)	(4,988)	(13,181)	(49,564)
Net income (loss)	$(12,509)	$(42,560)	$24,030	$(15,071)	$(425)	$58,238	$11,096	$607

Total oil and natural gas capital expenditures (1)	104,488	4,846	58,075	76,830	—	—	162,563	81,676
(1) Includes acquisitions, net of proceeds from divestitures.

As at	March 31, 2017	December 31, 2016
Canadian assets	$1,758,115	$1,625,546
U.S. assets	2,923,137	2,955,965
Corporate assets	21,171	12,574
Total consolidated assets	$4,702,423	$4,594,085

6.	EXPLORATION AND EVALUATION ASSETS

	March 31, 2017	December 31, 2016
Balance, beginning of period	$308,462	$578,969
Capital expenditures	3,785	4,716
Property acquisitions	—	102
Impairment	—	(166,617)
Exploration and evaluation expense	(1,322)	(5,976)
Transfer to oil and gas properties	(1,000)	(85,069)
Divestitures	—	(2,455)
Foreign currency translation	(1,487)	(15,208)
Balance, end of period	$308,438	$308,462

7.	OIL AND GAS PROPERTIES

	Cost	Accumulated depletion	Net book value
Balance, December 31, 2015	$7,584,281	$(2,910,106)	$4,674,175
Capital expenditures	220,067	—	220,067
Property acquisitions	54	—	54
Transferred from exploration and evaluation assets	85,069	—	85,069
Change in asset retirement obligations	35,714	—	35,714
Divestitures	(59,874)	42,959	(16,915)
Impairment	—	(256,559)	(256,559)
Foreign currency translation	(101,274)	15,616	(85,658)
Depletion	—	(503,778)	(503,778)
Balance, December 31, 2016	$7,764,037	$(3,611,868)	$4,152,169
Capital expenditures	92,774	—	92,774
Property acquisition (note 4)	89,526	—	89,526
Transferred from exploration and evaluation assets	1,000	—	1,000
Change in asset retirement obligations (note 10)	48,843	—	48,843
Divestitures	(80)	—	(80)
Foreign currency translation	(27,804)	6,361	(21,443)
Depletion	—	(121,184)	(121,184)
Balance, March 31, 2017	$7,968,296	$(3,726,691)	$4,241,605

8.	BANK LOAN

	March 31, 2017	December 31, 2016
Bank loan - U.S. dollar denominated(1)	$227,565	$191,286
Bank loan - Canadian dollar denominated	32,401	—
Bank loan - principal	259,966	191,286
Unamortized debt issuance costs	(2,810)	(3,332)
Bank loan	$257,156	$187,954

(1)	U.S. dollar denominated bank loan balance as at March 31, 2017 was US$170.8 million (US$142.5 million at December 31, 2016)

The revolving extendible secured credit facilities are comprised of a US$25 million operating loan and a US$350 million syndicated loan for Baytex and a US$200 million syndicated loan for Baytex's wholly-owned subsidiary, Baytex Energy USA, Inc. (collectively, the "Revolving Facilities").

The Revolving Facilities are not borrowing base facilities and do not require annual or semi-annual reviews. The facilities contain standard commercial covenants as detailed below and do not require any mandatory principal payments prior to maturity on June 4, 2019. Baytex may request an extension of the Revolving Facilities which could extend the revolving period for up to four years (subject to a maximum four-year period at any time). Advances (including letters of credit) under the Revolving Facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offered Rates, plus applicable margins. In the event that Baytex breaches any of the covenants under the Revolving Facilities, Baytex may be required to repay, refinance or renegotiate the loan terms and may be restricted from taking on further debt or paying dividends to shareholders.

At March 31, 2017, Baytex had $12.8 million of outstanding letters of credit (December 31, 2016 - $12.6 million) under the Revolving Facilities.

At March 31, 2017, Baytex was in compliance with all of the covenants contained in the Revolving Facilities. The following table summarizes the financial covenants contained in the Revolving Facilities and Baytex's compliance therewith as at March 31, 2017.

Ratio for the Quarter(s) ending:
Covenant Description	Position as at March 31, 2017	March 31, 2017 to March 31, 2018	June 30, 2018 to September 30, 2018	December 31, 2018	Thereafter
Senior Secured Debt (1) to Bank EBITDA (2) (Maximum Ratio)	0.7:1.00	5.00:1.00	4.50:1.00	4.00:1.00	3.50:1.00
Interest Coverage (3) (Minimum Ratio)	4.0:1.00	1.25:1.00	1.50:1.00	1.75:1.00	2.00:1.00

(1)
"Senior Secured Debt" is defined as the principal amount of the bank loan and other secured obligations identified in the credit agreement. As at March 31, 2017, the Company's Senior Secured Debt totaled $273 million.

(2)
Bank EBITDA is calculated based on terms and definitions set out in the credit agreement which adjusts net income (loss) for financing and interest expenses, income tax, certain specific unrealized and non-cash transactions (including depletion, depreciation, exploration and evaluation expenses, unrealized gains and losses on financial derivatives and foreign exchange and share-based compensation) and is calculated based on a trailing twelve month basis. Bank EBITDA for the twelve months ended March 31, 2017 was $409 million.

(3)
Interest coverage is computed as the ratio of Bank EBITDA to financing and interest expenses excluding non-cash interest and accretion on asset retirement obligations, and is calculated on a trailing twelve month basis. Financing and interest expenses for the twelve months ended March 31, 2017 were $102 million.

9.	LONG-TERM NOTES

	March 31, 2017	December 31, 2016
7.5% notes (US$6,400 – principal) due April 1, 2020	$8,526	$8,593
6.75% notes (US$150,000 – principal) due February 17, 2021	199,830	201,405
5.125% notes (US$400,000 – principal) due June 1, 2021	532,880	537,080
6.625% notes (Cdn$300,000 – principal) due July 19, 2022	300,000	300,000
5.625% notes (US$400,000 – principal) due June 1, 2024	532,880	537,080
Total long-term notes - principal	1,574,116	1,584,158
Unamortized debt issuance costs	(17,312)	(18,042)
Total long-term notes - net of unamortized debt issuance costs	$1,556,804	$1,566,116

The long-term notes do not contain any significant financial maintenance covenants. The long-term notes contain a debt incurrence covenant that restricts the Company's ability to raise additional debt beyond the existing Revolving Facilities and long-term notes unless the Company maintains a minimum fixed charge coverage ratio (computed as the ratio of Bank EBITDA (as defined in note 8) to financing and interest expenses on a trailing twelve month basis) of 2.5:1. As at March 31, 2017, the fixed charge coverage ratio was 4.0:1.00.

10.	ASSET RETIREMENT OBLIGATIONS

	March 31, 2017	December 31, 2016
Balance, beginning of period	$331,517	$296,002
Liabilities incurred	1,946	5,642
Liabilities settled	(5,427)	(5,616)
Liabilities divested	(1,053)	(10,590)
Property acquisition (note 4)	19,030	—
Accretion	2,184	6,174
Change in estimate(1)	2,681	20,402
Change in discount rate and inflation rate(2)	45,268	20,260
Foreign currency translation	(319)	(757)
Balance, end of period	$395,827	$331,517

(1)	Changes in the estimated costs, the timing of abandonment and reclamation and the status of wells are factors resulting in a change in estimate.

(2)
The discount rate and inflation rate at March 31, 2017 are 2.25% and 1.5%, respectively, compared to 2.25% and 1.75% at December 31, 2016. The change in discount rate also reflects a $64 million adjustment related to the business combination in note 4. On acquisition the obligation was discounted at the market rate the adjustment reflects the change to the obligation discounted at the risk free rate.

11.	SHAREHOLDERS' CAPITAL
The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at March 31, 2017, no preferred shares have been issued by the Company and all common shares issued were fully paid.

The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meetings of the holders of common shares. All common shares rank equally with regard to the Company's net assets in the event the Company is wound-up or terminated.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2015	210,583	$4,296,831
Transfer from contributed surplus on vesting and conversion of share awards	958	14,522
Issued for cash	21,908	115,014
Issuance costs, net of tax	—	(3,706)
Balance, December 31, 2016	233,449	$4,422,661
Transfer from contributed surplus on vesting and conversion of share awards	754	9,533
Balance, March 31, 2017	234,203	$4,432,194

12.	SHARE AWARD INCENTIVE PLAN
The Company recorded compensation expense related to the share awards of $4.5 million for the three months ended March 31, 2017 ($4.4 million for the three months ended March 31, 2016).

The weighted average fair value of share awards granted during the three months ended March 31, 2017 was $5.77 per restricted and performance award (for the three months ended March 31, 2016, $2.75 per restricted and performance award).

The number of share awards outstanding is detailed below:

(000s)	Number of restricted awards	Number of performance awards(1)	Total number of share awards
Balance, December 31, 2015	729	613	1,342
Granted	1,313	1,583	2,896
Vested and converted to common shares	(450)	(409)	(859)
Forfeited	(84)	(50)	(134)
Balance, December 31, 2016	1,508	1,737	3,245
Granted	1,587	1,524	3,111
Vested and converted to common shares	(346)	(383)	(729)
Forfeited	(14)	(9)	(23)
Balance, March 31, 2017	2,735	2,869	5,604
(1) Based on underlying awards before applying the payout multiplier which can range from 0x to 2x.

13.	NET INCOME PER SHARE
Baytex calculates basic income per share based on the net income attributable to shareholders using the weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share awards were converted. The treasury stock method is used to determine the dilutive effect of share awards whereby the potential conversion of share awards and the amount of compensation expense, if any, attributed to future services are assumed to be used to purchase common shares at the average market price during the year.

	Three Months Ended March 31
	2017			2016
	Net income	Common shares (000s)	Net income per share	Net income	Common shares (000s)	Net income per share
Net income - basic	$11,096	234,020	$0.05	$607	210,662	$0.00
Dilutive effect of share awards	—	2,003	—	—	944	—
Net income - diluted	$11,096	236,023	$0.05	$607	211,606	$0.00

For the three months ended March 31, 2017, 1.2 million share awards were anti-dilutive (March 31, 2016 - 1.1 million share awards).

14.	INCOME TAXES
The provision for income taxes has been computed as follows:

	Three Months Ended March 31
	2017	2016
Net income (loss) before income taxes	$(2,085)	$(48,957)
Expected income taxes at the statutory rate of 27.00% (2016 - 27.00%)	(563)	(13,218)
Increase (decrease) in income tax recovery resulting from:
Share-based compensation	1,228	1,199
Non-taxable portion of foreign exchange (gain) loss	(1,334)	(11,143)
Effect of rate adjustments for foreign jurisdictions	(11,088)	(15,879)
Effect of change in deferred tax benefit not recognized	(1,334)	(11,143)
Other	(90)	620
Income tax (recovery)	$(13,181)	$(49,564)

As disclosed in the December 31, 2016 consolidated financial statements, Baytex received several reassessments from the Canada Revenue Agency (“CRA”) in June 2016. Those reassessments denied $591 million of non-capital loss deductions that Baytex had previously claimed. In September 2016, Baytex filed notices of objection with the CRA appealing each reassessment received and is now waiting for an appeals officer to be assigned to our file. Baytex remains confident that its original tax filings are correct and intend to defend those tax filings through the appeals process available.

15.	FINANCING AND INTEREST

	Three Months Ended March 31
	2017	2016
Interest on bank loan	$2,552	$3,611
Interest on long-term notes	22,640	23,200
Non-cash financing	1,130	580
Accretion on asset retirement obligations	2,184	1,662
Financing and interest	$28,506	$29,053

16.	FOREIGN EXCHANGE

	Three Months Ended March 31
	2017	2016
Unrealized foreign exchange gain	$(11,338)	$(86,801)
Realized foreign exchange loss (gain)	750	(542)
Foreign exchange gain	$(10,588)	$(87,343)

17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
U.S. dollar denominated	US$72,833	US$66,950	US$1,187,707	US$1,197,732

Financial Derivative Contracts

Baytex had the following financial derivative contracts:

	Period	Volume	Price/Unit(1)	Index	Fair Value(3) ($ millions)
Oil
Basis swap	Apr 2017 to Jun 2017	3,000 bbl/d	WTI less US$13.77	WCS	$(0.5)
3-way option(2)	Apr 2017 to Dec 2017	14,500 bbl/d	US$58.60/US$47.17/US$37.24	WTI	$2.2
Basis swap	Apr 2017 to Dec 2017	1,500 bbl/d	WTI less US$13.42	WCS	$—
Fixed - Sell	Apr 2017 to Dec 2017	3,500 bbl/d	US$54.46	WTI	$3.8
Basis swap	Jul 2017 to Sep 2017	4,000 bbl/d	WTI less US$13.98	WCS	$(0.2)
3-way option(2)	Jan 2018 to Dec 2018	2,000 bbl/d	US$60.00/US$54.40/US$40.00	WTI	$2.7
Basis swap(4)	Jul 2017 to Sep 2017	2,000 bbl/d	WTI less US$12.63	WCS	N/A

Natural Gas
Fixed - Sell	Apr 2017 to Dec 2017	22,500 mmBtu/d	US$2.98	NYMEX	$(2.9)
Fixed - Sell	Jan 2018 to Dec 2018	7,500 mmBtu/d	US$3.00	NYMEX	$(0.1)
Fixed - Sell	Apr 2017 to Dec 2017	22,500 GJ/d	$2.85	AECO	$1.1
Fixed - Sell	Jan 2018 to Dec 2018	5,000 GJ/d	$2.67	AECO	$0.3
Total					$6.5
Current asset					$9.5
Non-current asset					$2.3
Current liability					$(5.3)

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)
Producer 3-way option consists of a sold call, a bought put and a sold put. To illustrate, in a US$60/US$50/US$40 contract, Baytex receives WTI + US$10/bbl when WTI is at or below US$40/bbl; Baytex receives US$50/bbl when WTI is between US$40/bbl and US$50/bbl; Baytex receives the market price when WTI is between US$50/bbl and US$60/bbl; and Baytex receives US$60/bbl when WTI is above US$60/bbl.

(3)	Fair values as at March 31, 2017. For the purposes of the table, contracts entered subsequent to March 31, 2017 will have no fair value assigned.

(4)	Contracts entered subsequent to March 31, 2017.

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the consolidated statements of income (loss) and comprehensive income (loss):

	Three Months Ended March 31
	2017	2016
Realized financial derivatives gain	$(274)	$(44,626)
Unrealized financial derivatives (gain) loss - commodity	(35,614)	30,123
Financial derivatives gain	$(35,888)	$(14,503)

Physical Delivery Contracts

As at March 31, 2017, Baytex had 7,000 bbl/d of physical delivery contracts that were held for the purpose of delivery of non-financial items in accordance with the Company's expected sale requirements. Physical delivery contracts are not considered financial instruments; therefore, no asset or liability has been recognized in the consolidated financial statements.